Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-236463

B. RILEY FINANCIAL, INC.

1,300,000 Depositary Shares

Each Representing a 1/1000th Interest in a Share of

7.375% Series B Cumulative Perpetual Preferred

(Liquidation Amount $25 per Depositary Share)

Final Term Sheet

Issuer:	B. Riley Financial, Inc.

Securities:	Depositary Shares (the “Shares”) each representing a 1/1000th fractional interest in a share of 7.375% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”)

Number of Shares:	1,300,000 Shares (representing 1,300 shares of Series B Preferred Stock)

Option to Purchase Additional Shares:	Up to 195,000 Shares (representing 195 shares of Series B Preferred Stock)

Trade Date:	September 2, 2020

Settlement Date:	September 4, 2020

Listing:	Expected NASDAQ “RILYL”

Size:	$32,500,000

Overallotment Option:	Up to $4,875,000

Maturity Date:	Perpetual (unless redeemed by Issuer on or after September 4, 2025 or in connection with a change of control or delisting event).

Rating:	The Series B Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series B Preferred Stock, when and as declared by our Board of Directors, at the rate of 7.375% of the $25,000.00 liquidation preference ($25.00 per depositary share) per year, equivalent to $1,843.75 (or $1.84375 per depositary share).

Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October, beginning on or about October 31, 2020; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be September 4, 2020. The first dividend, which is scheduled to be paid on or about October 31, 2020 in the amount of $0.29193 per depositary share, will be for less than a full quarter and will cover the period from, and including, the first date we issue and sell the depositary shares through, but not including, October 31, 2020.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series B Preferred Stock is $25,000.00 ($25.00 per depositary share). Upon liquidation, Series B Preferred Stock shareholders will be entitled to receive the liquidation preference with respect to their shares of Series B Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	Series B Preferred Stock is not redeemable by the Issuer prior to the fifth anniversary of the issue date. After fifth anniversary of the issue date, the Issuer may redeem the Series B Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per depositary share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per depositary share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series B Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the Series B Preferred Stock will have the right to convert some or all of the Series B Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	05580M 850 / US05580M8507

Book-Running Managers:	B. Riley FBR, Incapital, Ladenburg Thalmann, and William Blair

Co-Managers:	Boenning & Scattergood, Aegis Capital Corp. and Wedbush Securities

Conflict of Interest:

B. Riley Securities, Inc. our wholly-owned subsidiary, will participate in the offering of the depositary shares as a joint book-running manager.

Therefore, B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121(a)(2), which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(5), participate in the preparation of the registration statement and prospectus and exercise its usual standards for due diligence in respect thereto. Incapital LLC has agreed to act as the qualified independent underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Incapital LLC will not receive a fee for acting as the qualified independent underwriter for this offering.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated February 24, 2020) and a preliminary prospectus supplement dated September 1, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfbr.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.